Filed Pursuant to Rule 433
Registration No. 333-158385
May 11, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

HSBC USA INC.

[●]

5 Year Best-Of Performance Notes
Linked to the S&P 500® Index

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program. Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and the prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these best-of performance notes. The notes are not principal protected, and you may lose some or all of your initial investment. The notes are 10% principal protected, and you may lose up to 90% of your initial investment. The terms and conditions relating to the offering set forth in this free writing prospectus shall supersede the terms and conditions set forth in two other free writing prospectuses dated May 8, 2009 relating to the same offering previously filed with the Securities and Exchange Commission.

This free writing prospectus relates to an offering of notes. The purchaser of a note will acquire a security linked to the reference asset described below. Although the offering relates to the reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the offering of notes:

- Principal Amount: $1,000 per note.
- Reference Asset: The S&P 500® Index ("SPX") (the "reference asset")
- Trigger Event: A trigger event occurs if, at any time during the observation period, the official closing level (as defined below) is less than the barrier level.
- Barrier Level: [●], equal to [50.00 to 55.00]% of the initial level (to be determined on the trade date).
- Contingent Minimum Return: 25.00% (to be determined on the trade date).
- Principal Amount: $1,000 per note.
- Trade Date: May 22, 2009
- Pricing Date: May 22, 2009
- Original Issue Date: May 28, 2009
- Final Valuation Date: May 22, 2014, subject to adjustment as described herein and in the accompanying product supplement.
- Maturity Date: 5 business days after the final valuation date and is expected to be May 28, 2014. The maturity date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
- Observation Period: The period beginning on and including the pricing date and ending on and including the final valuation date.
- Payment at Maturity: For each note, the final settlement value.
- Final Settlement Value: *If a trigger event has occurred*, your return will (i) reflect the full positive performance of the reference asset if the reference return is positive, (ii) be zero if the reference return is between 0% and -10%, or (iii) reflect loss of 1.00% of the original principal amount for each percentage point that the reference return is below -10.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
    - ⸺If the reference return is greater than 0.00%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the reference return;
    - ⸺If the reference return is between 0.00% and -10.00%, inclusive, you will receive $1,000; and
    - ⸺If the reference return is less than -10.00%, you will lose 1.00% of the original principal amount for each percentage point that the reference return is below -10.00%. For example, if the reference return is -30.00%, you will suffer a 20.00% loss and receive 80.00% of the original principal amount. *If a trigger event has occurred and the reference return is less than the -10.00%, you will lose some of your investment.* This means that if the reference return is -100.00%, you will lose 90.00% your entire investment.

    If a trigger event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the contingent minimum return. If a trigger event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the reference return and (ii) the contingent minimum return.
- Reference Return: The quotient, expressed as a percentage, of (i) the final level minus the initial level divided by (ii) the initial level, expressed as a formula:

    $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

- Initial Level: The official closing level of the reference asset as determined by the calculation agent on the pricing date.
- Final Level: The official closing level of the reference asset as determined by the calculation agent on the final valuation date.
- Official Closing Level: The closing level of the reference asset on any scheduled trading day (as defined herein) as determined by the calculation agent and displayed on Bloomberg Professional® service page "SPX <INDEX>".
- CUSIP/ISIN: 4042K0WY7 / [●]
- Agent's Discount per Note / Total: [●]
- Proceeds to Us per Note / Total: [●]
- Form of notes: Book-Entry.
- Listing: The notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-4 of this document, page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.**

We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.

HSBC SECURITIES (USA) INC.

May 11, 2009



SUMMARY

General Terms

This free writing prospectus relates to one note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to a single reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of notes relates to the reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these best-of performance notes. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-4 of this free writing prospectus, page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, product supplement and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm

- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/0001047469-09-003736-index.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity

On the maturity date, for each note, we will pay you the final settlement value, which is an amount in cash based on the reference return, as described below:

- *If a trigger event has occurred*, your return will (i) reflect the full positive performance of the reference asset if the reference return is positive, (ii) be zero if the reference return is between 0% and -10%, or (iii) reflect loss of 1.00% of the original principal amount for each percentage point that the reference return is below -10.00%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

  —If the reference return is greater than 0.00%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the reference return;

  —If the reference return is between 0.00% and -10.00%, inclusive, you will receive $1,000; and

  —If the reference return is less than -10.00%, you will lose 1.00% of the original principal amount for each percentage point that the reference return is below -10.00%. For example, if the reference return is -30.00%, you will suffer a 20.00% loss and receive 80.00% of the original principal amount. If a trigger event has occurred and the reference return is less than the -10.00%, you will lose some of your investment. This means that if the reference return is -100.00%, you will lose 90.00% your entire investment.

- *If a trigger event has not occurred*, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the contingent minimum return. If a trigger event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the reference return and (ii) the contingent minimum return.

Trigger Event

A trigger event occurs if, at any time during the observation period, the official closing level is less than the barrier level.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $[5,000] for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Sponsor

Standard & Poor's is the reference sponsor.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the level of the reference asset will increase or decrease moderately—meaning that you believe the level of the reference asset will not decline below the barrier level at any time during the observation period.

- You are willing to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the reference return is below -10.00% in the event that a trigger event occurs.

- You are willing to forego dividends paid on the stocks included in the reference asset.

- You do not seek current income from this investment.

The notes may not be suitable for you if:

- You believe the level of the reference asset will decline below the barrier level at any time during the observation period.

- You are unwilling to make an investment that is exposed to downside performance of the reference asset on a 1 to 1 basis for each percentage point that the reference return is below -10.00% in the event that a trigger event occurs.

- You seek an investment that is 100% principal protected.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the notes to maturity.

- You prefer to receive the dividends paid on any stocks included in the reference asset.

- You seek current income from this investment.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the notes to maturity.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement and on page PS-4 of the product supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the securities comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, product supplement and prospectus.

As you review "Risk Factors" in the accompanying prospectus supplement, you should pay particular attention to the following sections:

- "— Risks Relating to All Note Issuances"; and

- "— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Fully Principal Protected and the Contingent Protection May Terminate at Any Time During the Observation Period.

If the official closing level at any time during the observation period declines below the barrier level, you will at maturity be fully exposed to any downside performance of the reference asset below -10.00%. Under these circumstances, you will lose 1% of the principal amount of your investment for each percentage point that the reference return is below -10.00%. You will be subject to this potential loss of principal even if the level of reference asset subsequently increases such that the official closing level is greater than the barrier level. As a result, you may lose up to 90% of your initial investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

Your Ability to Receive the Contingent Minimum Return may Terminate at Any Time During the Observation Period.

If the official closing level at any time during the observation period declines below the barrier level, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the reference asset.

The Notes will not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Changes that Affect the Reference Asset Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity.

The policies of the publisher, sponsor or compiling authority for the reference asset (the "reference sponsor") concerning additions, deletions and substitutions of the constituents included in the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the level of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the notes.

Please read and pay particular attention to the section "Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset" in the accompanying prospectus supplement.

The Notes are Not Insured by Any Governmental Agency of the United States or Any Other Jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

Uncertain Tax Treatment.

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.


ILLUSTRATIVE EXAMPLES


The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the reference asset relative to its initial level. We cannot predict the final level of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial level used in the illustrations below is not the actual initial level of the reference asset. You should not take these examples as an indication or assurance of the expected performance of the reference asset. With respect to the notes, the final settlement value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the examples below have been rounded for ease of analysis.

The following examples indicate how the final settlement value would be calculated with respect to a hypothetical $1,000 investment in the notes. These examples assume the notes are held to maturity, an initial level of 900.00, a barrier level of 472.50, and a contingent minimum return of 25.00%.

Example 1: A trigger event has not occurred, and the level of the reference asset increases from the initial level of 900.00 to a final level of 1,080.00.

	Reference Asset
Initial Level	900.00
Final Level	1,080.00
Reference Return	20.00%
Final Settlement Value:	**$1,250.00**

Here, the reference return is 20.00%.

Because a trigger event has not occurred, the final settlement value equals the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the greater of (1) the reference return and (2) the contingent minimum return. Accordingly, at maturity, the final settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 25.00%. Therefore, the notes would pay $1,250.00 at maturity.

Example 1 shows that you are assured the return of your principal investment plus no less than the contingent minimum return when a trigger event has not occurred.

Example 2: A trigger event has not occurred, and the level of the reference asset decreases from the initial level of 900.00 to a final level of 765.00.

	Reference Asset
Initial Level	900.00
Final Level	765.00
Reference Return	-15.00%
Final Settlement Value:	**$1,250.00**

Here, the reference return is -15.00%.

Because a trigger event has not occurred, the final settlement value equals the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the greater of (1) the reference return and (2) the contingent minimum return. Accordingly, at maturity, the final settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 25.00%. Therefore, the notes would pay $1,250.00 at maturity.

Example 2 illustrates how you are protected by the contingent minimum return in the event that the reference return is negative but no trigger event has occurred.

Example 3: A trigger event has not occurred, and the level of the reference asset increases from the initial level of 900.00 to a final level of 1,260.00.

	Reference Asset
Initial Level	900.00
Final Level	1,260.00
Reference Return:	**40.00%**
Final Settlement Value:	**$1,400.00**

Here, the reference return is 40.00%.

Because a trigger event has not occurred, the final settlement value equals the principal amount of the note plus the product of (a) the principal amount multiplied by (b) the greater of (1) the reference return and (2) the contingent minimum return. Accordingly, at maturity, the final settlement value in this example would equal $1,000.00 plus (a) $1,000.00 multiplied by (b) 40.00%. Therefore, the notes would pay $1,400.00 at maturity.

Example 3 shows that where the reference return is greater than the contingent minimum return, you will participate in the full positive performance of the reference asset and receive a return at maturity greater than the contingent minimum return.

Example 4: A trigger event has occurred, and the level of the reference asset increases from the initial level of 900.00 to a final level of 1,080.00.

	Reference Asset
Initial Level	900.00
Ending level	1,080.00
Reference Return:	**20.00%**
Final Settlement Value:	**$1,200.00**

Here, the reference return is 20.00%.

Because a trigger event has occurred and the reference return is greater than 0.00%, you will receive an amount equal to $1,000 plus the product of (a) $1,000 multiplied by (b) the reference return. Accordingly, at maturity, the final settlement value would be equal to $1,200.00, and you would receive a return of 20.00% of your principal amount.

Example 4 shows that if a trigger event occurs and the reference return is positive, you will receive a positive return on your notes.

Example 5: A trigger event has occurred, and the level of the reference asset decreases from the initial level of 900.00 to a final level of 855.00.

	Reference Asset
Initial Level	900.00
Ending level	855.00
Reference Return:	**-5.00%**
Final Settlement Value:	**$1,000.00**

Here, the reference return is -5.00%.

Because a trigger event has occurred and the reference return is between 0.00% and -10.00%, inclusive, at maturity, you will receive your principal amount of $1,000.00.

Example 5 shows that even if a trigger event occurs, you are assured the return of your principal investment where the level of the reference asset declines by no more than 10.00% over the term of the notes. Nonetheless, the receipt of only the principal amount at maturity may be less than the return that you would have received from a conventional debt security.

Example 6: A trigger event has occurred, and the level of the reference asset decreases from the initial level of 900.00 to a final level of 450.00.

	Reference Asset
Initial Level	900.00
Ending level	450.00
Reference Return:	**-50.00%**
Final Settlement Value:	**$600.00**

Here, the reference return is -50.00%.

Because a trigger event has occurred and the reference return is less than -10.00%, you will lose 1.00% of the original principal amount for each percentage point that the reference return is below -10.00%. Accordingly, at maturity, the final settlement value would be equal to $600.00, and you would suffer a loss of 40.00% of your principal amount.

Example 6 shows that you may lose some of your initial investment if a trigger event occurs and the reference return is less than -10.00%.

Sensitivity Analysis – Hypothetical payment at maturity for each $10,000 principal amount of notes.

The table below illustrates the payment at maturity (including, where relevant, the payment in respect of the reference return) on a $10,000 investment in notes for a hypothetical range of performance for the reference return from -100% to +100%. The following results are based solely on the assumptions outlined below. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis. You should not take the below illustration as an indication or assurance of the expected performance of the reference asset or return of the notes.

Assumptions:

- Principal Amount: $10,000

- Initial Level: 900.00

- Barrier Level: 472.50, equal to 52.50% of the Initial Level

- Contingent Minimum Return: 25.00%

The notes are intended to be long term investments and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the reference asset has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

Final Level	Reference Return	Total Return	
		Trigger Event Has Not Occurred[1]	Trigger Event Has Occurred[2]
1620	80.00%	80.00%	80.00%
1485	65.00%	65.00%	65.00%
1350	50.00%	50.00%	50.00%
1260	40.00%	40.00%	40.00%
1170	30.00%	30.00%	30.00%
1080	20.00%	25.00%	20.00%
1035	15.00%	25.00%	15.00%
990	10.00%	25.00%	10.00%
954	6.00%	25.00%	6.00%
945	5.00%	25.00%	5.00%
909	1.00%	25.00%	1.00%
900	**0.00%**	**25.00%**	**0.00%**
855	-5.00%	25.00%	0.00%
810	-10.00%	25.00%	0.00%
765	-15.00%	25.00%	-5.00%
720	-20.00%	25.00%	-10.00%
630	-30.00%	25.00%	-20.00%
540	-40.00%	25.00%	-30.00%
450	-50.00%	25.00%	-40.00%
427	-52.50%	25.00%	-42.50%
360	-60.00%	N/A	-50.00%
270	-70.00%	N/A	-60.00%
180	-80.00%	N/A	-70.00%
90	-90.00%	N/A	-80.00%
0	-100.00%	N/A	-90.00%

(1)   The official closing level has not declined, as compared to the initial level, by more than 52.50% at any time during the observation period.

(2)   The official closing level has declined, as compared to the initial level, by more than 52.50% at any time during the observation period

DESCRIPTION OF THE REFERENCE ASSET

General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the reference asset or any of the securities comprising the reference asset. All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this free writing prospectus. You should make your own investigation into each reference asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the S&P 500® Index (the "SPX"), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the SPX at any time.

S&P publishes the SPX.

The SPX is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of May 6, 2009, 411 companies, or 82.20% of the constituents in the index, traded on the New York Stock Exchange (the "NYSE") and 89 companies, or 17.80% of the SPX, traded on The Nasdaq Stock Market. S&P chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the "NYSE"), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the SPX with the number of companies included in each group, as of May 6, 2009, indicated in parenthesis: Industrials (58), Utilities (35), Telecommunication Services (9), Materials (28), Information Technology (75), Energy (39), Consumer Staples (41), Consumer Discretionary (81), Health Care (54) and Financials (80). Changes in the SPX are reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The SPX does not reflect the payment of dividends on the stocks included in the SPX.

Computation of the SPX

S&P currently computes the SPX as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the SPX, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the SPX.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

• the issuance of stock dividends,

• the granting to shareholders of rights to purchase additional shares of stock,

• the purchase of shares by employees pursuant to employee benefit plans,

• consolidations and acquisitions,

• the granting to shareholders of rights to purchase other securities of the company,

• the substitution by S&P of particular component stocks in the SPX, and

• other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the SPX.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the SPX and an SPX component's market value.

License Agreement with Standard & Poor's ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in notes generally or in the S&P 500® particularly or the ability of the

S&P 500® to track general stock market performance. S&P's only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

STANDARD AND POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR'S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD AND POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S®", "S&P®", "S&P 500®", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY HSBC USA INC. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of the reference asset for each quarter in the period from January 1, 2005 through March 31, 2009 and for the period from April 1, 2009 through May 6, 2009. The closing level of the reference asset on May 6, 2009 was 919.53. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. **Historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given that the level of the reference asset will increase relative to the starting level during the term of the notes.**

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Last
March 31, 2005	1,229.11	1,163.69	1,180.59
June 30, 2005	1,219.59	1,136.15	1,191.33
September 30, 2005	1,245.86	1,183.55	1,228.81
December 30, 2005	1,275.80	1,168.20	1,248.29
March 31, 2006	1,310.88	1,245.74	1,294.83
June 30, 2006	1,326.70	1,219.29	1,270.20
September 30, 2006	1,340.28	1,224.54	1,335.85
December 31, 2006	1,431.81	1,327.10	1,418.30
March 30, 2007	1,461.57	1,363.98	1,420.86
June 29, 2007	1,540.56	1,416.37	1,503.35
September 30, 2007	1,555.90	1,370.60	1,526.75
December 31, 2007	1,576.09	1,406.10	1,468.36
March 31, 2008	1,471.77	1,256.98	1,322.70
June 30, 2008	1,440.24	1,272.00	1,280.00
September 30, 2008	1,313.15	1,106.42	1,166.36
December 31, 2008	1,167.03	741.02	903.25
March 31, 2009	943.85	666.79	797.87
May 1, 2009 through May 6, 2009	929.58	783.32	902.80

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult "Certain ERISA Considerations" in the prospectus supplement.

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement, product supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying product supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS

Free Writing Prospectus

Product Supplement

Prospectus Supplement

Prospectus

HSBC USA Inc.

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Best-Of Performance Notes Linked to the S&P 500® Index

May 11, 2009

FREE WRITING PROSPECTUS